News Release
TSX:RMX | NYSE.MKT:RBY
August 9, 2013

Rubicon Minerals Files Technical Report for
F2 Gold System, Phoenix Gold Project, Red Lake, Ontario

Rubicon Minerals Corporation (RMX:TSX | NYSE-MKT: RBY) (“Rubicon or the “Company””) announces the filing today of a technical report for its F2 Gold System, which comprises part of the Company’s flagship Phoenix Gold Project, located in Red Lake, Ontario, in accordance with the requirements of National Instrument 43-101 Standards of Disclosure for Mineral Projects (the “Technical Report”).  The Technical Report, dated effective June 25, 2013, was prepared by SRK Consulting (Canada) Inc. and Soutex Inc., both of which are independent of Rubicon.

The Technical Report was filed on SEDAR pursuant to the press release of Rubicon dated June 25, 2013 announcing the results of a new preliminary economic assessment and updated mineral resource statement. A copy of the Technical Report can be viewed online under Rubicon’s profile at www.sedar.com (Canada) or at www.sec.gov (United States), or on the Company’s website at www.rubiconminerals.com.

PR13-11 For more information, contact Allan Candelario, Director of Investor Relations  Phone: +1 (416) 766-2804
e-mail: ir@rubiconminerals.com  |  www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 1540–800 West Pender Street | Vancouver BC. Canada  V6C 2V6
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